Deep Space Acquisition Corp. I
16 Firebush Road
Levittown, Pennsylvania 19056

December 15, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Deep Space Acquisition Corp. I
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-261803)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Guided Therapeutics Inc. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-261803) (the “Registration Statement”), because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely, /s/ Jose Ocasio-Christian Jose Ocasio-Christian
Chief Executive Officer